A Benbow Holding Inc.

3301 Spring Mountain Road, Unit 23

Las Vegas, NV 89102

April 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	A Benbow Holding Inc.
Withdrawal of Registration Statement on Form S-1
Filed on February 23, 2012
File No. 333-179633

Ladies and Gentlemen:

On behalf of A Benbow Holding Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-179633), as initially filed with the Securities and Exchange Commission (“Commission”) on February 23, 2012 (“Registration Statement”) be withdrawn, effective immediately. The Company is seeking withdrawal of the Registration Statement because of a change in business plans. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Megan J. Penick, of Autarky Consulting Inc., via email at megan.penick@autarkyconsulting.com or via facsimile at (732) 832-2978.

Should you have any questions regarding this request for withdrawal, please contact Ms. Penick by telephone at (732) 832-2977.

Very truly yours,

/s/ Yu Chien Yang

Yu Chien Yang
Chief Financial Officer

cc:	Megan J. Penick
Autarky Consulting Inc.